                                 UNITED STATES
                                 SECURITIES AND
                              EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                           University Bancorp, Inc.
                                (NAME OF ISSUER)

                    Common Stock, par value $.01 per share
                         (TITLE OF CLASS OF SECURITIES)

                                  914090 10 5
                                 (CUSIP NUMBER)

                    Stephen Lange Ranzini, 959 Maiden Lane,
                   Ann Arbor, Michigan 48105  (313) 741-5858
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)

                                 January, 1997
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                             Page 1 of 21 pages
                              Exhibit Index on

CUSIP NO.   914090 10 5
          ----------------

================================================================================
1      NAME OF REPORTING PERSON                               Joseph L. Ranzini

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       No. of Above Person                                    ###-##-####
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
       (See Instructions)                                             (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                                           00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                                    / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                           United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                     275,473
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                   343,000
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                              275,473
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                                 343,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                              618,473
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)                              /X/
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                              50.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)
                                                              00, IN
--------------------------------------------------------------------------------

CUSIP NO.   914090 10 5
          ----------------
================================================================================
1      NAME OF REPORTING PERSON                           Stephen Lange Ranzini

       S.S. OR I.R.S. IDENTIFICATION
       NO. OF ABOVE PERSON                                ###-##-####
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX                               (a)  / /
       IF A MEMBER OF A GROUP
       (See Instructions)                                      (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                               00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                            United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                      25,350
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                    282,801
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                                25,350
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER
                                                               282,801
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                               308,151
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       Shares (See Instructions)                               /X/
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                               24.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                      00, IN
--------------------------------------------------------------------------------

CUSIP NO.   914090 10 5
          ----------------
================================================================================
1      NAME OF REPORTING PERSON                           Mildred Lange Ranzini

       S.S. OR I.R.S. IDENTIFICATION
       NO. OF ABOVE PERSON                                ###-##-####
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX                          (a)  / /
       IF A MEMBER OF A GROUP                             (b)  / /
       (See Instructions)
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                          00, PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                   / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION
                                                          United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                                              20,000
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER                             452,872
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                           30,000
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER
                                                          452,872
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                          482,872
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT                 /X/
       IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                         38.7%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING
       PERSON
       (See Instructions)                                00, IN
--------------------------------------------------------------------------------

CUSIP NO.   914090 10 5
          ----------------
================================================================================
1      NAME OF REPORTING PERSON                        Irrevocable Trust dated
                                                            November 8, 1990
       S.S. OR I.R.S. IDENTIFICATION
       NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX                       (a)  / /
       IF A MEMBER OF A GROUP                          (b)  / /
       (See Instructions)
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)

                                                       00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION
                                                       Virginia
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER              320,000
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                            -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                       320,000
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER
                                                       -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                       320,000
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT               /X/
       IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                       25.8%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
        (See Instructions)
                                                       00
--------------------------------------------------------------------------------

CUSIP NO.   914090 10 5
================================================================================
1      NAME OF REPORTING PERSON                        Irrevocable Trust dated
                                                            December 20, 1989
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  / /
       (See Instructions)                                            (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)


                                                                     00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                     Virginia
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                            132,872
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH                                                          -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                                                                     132,872
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                                                                     -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                     132,872
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 /X/
       EXCLUDES CERTAIN SHARES
       (See Instructions)
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                     10.7%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

                                                                     00
--------------------------------------------------------------------------------

CUSIP NO.   914090 10 5

================================================================================
1      NAME OF REPORTING PERSON                             Joseph Lange Ranzini
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  / /
       (See Instructions)                                              (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       (See Instructions)

                                                                       00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                                                           -0-
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH                                                            61,600
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                                                                       -0-
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                                                                       61,600
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       61,600
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   /X/
       EXCLUDES CERTAIN SHARES
       (See Instructions)

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       4.98%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

                                                                       00, IN
--------------------------------------------------------------------------------

CUSIP NO.   914090 10 5

================================================================================
1      NAME OF REPORTING PERSON                               Paul Lange Ranzini
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
       (See Instructions)                                             (b)  / /

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       (See Instructions)

                                                                          00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                   United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                                                             -0-
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH                                                              114,400
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                                                                         -0-
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                                                                         114,400
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                         114,400
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                     /X/
       EXCLUDES CERTAIN SHARES
       (See Instructions)

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                         9.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)

                                                                         00, IN
--------------------------------------------------------------------------------

CUSIP NO.   914090 10 5
          ----------------
================================================================================
1      NAME OF REPORTING PERSON                               Angela C. Ranzini
       S.S. OR I.R.S. IDENTIFICATION
       NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX                              (a)  / /
       IF A MEMBER OF A GROUP                                 (b)  / /
       (See Instructions)
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)


                                                              00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                       / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION
                                                              United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                                                  -0-
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER                                 26,400
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER                                 -0-
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER
                                                              26,400
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON                         26,400
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT                      /X/
       IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)                                  2.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                     00, IN
--------------------------------------------------------------------------------

CUSIP NO.   914090 10 5
          ----------------
================================================================================
1      NAME OF REPORTING PERSON                         Catherine Ranzini Clare
       S.S. OR I.R.S. IDENTIFICATION
       NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX                        (a)  / /
       IF A MEMBER OF A GROUP                           (b)  / /
       (See Instructions)
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                             00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                      / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION
                                                             United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                                                 -0-
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                  26,400
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                             -0-
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER
                                                             26,400
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                             26,400
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT                     /X/
       IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                            2.1%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)
                                                            00, IN
--------------------------------------------------------------------------------

                This Statement on Schedule 13D also constitutes Amendment No. 6 to the Statement on Schedule 13D, dated January 9, 1991, as amended (the "Original Statement"), of Joseph L. Ranzini, individually and as trustee, Stephen Lange Ranzini, individually and as trustee, Mildred Lange Ranzini, individually and as trustee, and Paul B. Clare, individually and as trustee, with respect to the Common Stock, par value $.01 per share ("Common Stock"), of University Bancorp, Inc. (previously named Newberry Bancorp, Inc.), as amended and restated in Amendment No. 5 thereto.

         ITEM 1)  SECURITY AND ISSUER.

                The class of equity securities to which this Statement on
         Schedule 13D (this "Statement") relates is the Common Stock of University Bancorp, Inc., a Delaware corporation (the "Corporation"), with its principal executive offices at 959 Maiden Lane, Ann Arbor, Michigan 48105.

         ITEM 2)  IDENTITY AND BACKGROUND.

                (a) This Statement is jointly filed by Joseph L. Ranzini, individually and as a trustee, Stephen Lange Ranzini, individually and as a trustee, Mildred Lange Ranzini, individually and as a trustee, an Irrevocable Trust (the "First Trust") governed by a Trust Agreement dated December 20, 1989, between Joseph L. Ranzini, as Grantor, and Mildred Lange Ranzini and Stephen Lange Ranzini, as Trustees (each a "First Trust Trustee" and collectively, the "First Trust Trustees"), an Irrevocable Trust (the "Second Trust") governed by a Trust Agreement dated November 8, 1990, between Joseph L. Ranzini, as Grantor, and Joseph L. Ranzini and Mildred Lange Ranzini, as Trustees (each a "Second Trust Trustee" and collectively, the "Second Trust Trustees"), and Joseph Lange Ranzini, M.D., Paul Lange Ranzini, Angela
         C. Ranzini, M.D. and Catherine Ranzini Clare each individually and as trustees of other trusts established by Joseph L. Ranzini, as grantor, for various children and grandchildren of Joseph L. and Mildred Lange Ranzini (collectively, the "Further Trusts"). The First Trust, the Second Trust and the Further Trusts are herein sometimes called the "Trusts". The First Trust Trustees and the Second Trust Trustees and the trustees of the Further Trusts are sometimes herein collectively called the "Trustees".

                Angela C. Ranzini, M.D., Catherine Ranzini Clare, Joseph Lange Ranzini, M.D., Paul Lange Ranzini and Stephen Lange Ranzini, each of whom is a child of Joseph L. and Mildred Lange Ranzini, are the primary beneficiaries of the First Trust, in equal one-fifth shares. Stephen Lange Ranzini is the primary beneficiary of the Second Trust.

                Each of the above-named five children and their respective grandchildren (totalling eight additional persons) are respectively the primary beneficiaries of the Further Trusts, one such individual being the sole primary beneficiary of one such Further Trust.

                (b)-(c) Joseph L. Ranzini's business address is 959 Maiden Lane, Ann Arbor, Michigan 48105, and presently his principal occupation is acting as the President and the Chairman of the Board of Michigan BIDCO, Inc. ("BIDCO"). BIDCO is a Rural Business and Industrial Development Company, licensed by the Michigan Financial Institutions Bureau under the State of Michigan BIDCO program, which invests in businesses in northern Michigan with the objective of fostering job growth and economic development. Joseph L. Ranzini is Chairman of the Board, Secretary and a director of the Corporation. The Corporation, Joseph L. Ranzini, Stephen Lange Ranzini, Mildred Lange Ranzini and the Trusts own equity securities of BIDCO. Joseph
         L. Ranzini holds director, officer and/or other positions with a number of the businesses in which BIDCO invests.

                Stephen Lange Ranzini's business address is at 959 Maiden Lane, Ann Arbor, Michigan 48105. He is a director, President and Chief Executive Officer of the Corporation. Stephen Lange Ranzini is also a director and Senior Vice President - Mortgage Banking of University Bank. He is also a director and the Treasurer of BIDCO, and he holds director, officer and/or other positions with a number of the businesses in which BIDCO invests. He is the son of Joseph L. Ranzini.

                Mildred Lange Ranzini's address is 173 West Queens Drive, Williamsburg, Virginia 23185. She is a director and Assistant Secretary of the Corporation. She does not otherwise presently hold an active business position. She is the spouse of Joseph L. Ranzini.

                Joseph Lange Ranzini's address is 30 Chestnut Avenue, Waynesboro, Virginia 22980. Dr. Ranzini is a medical doctor engaged in private general surgery practice at Augusta Medical Center in Fisherville, Virginia, and is a director of the Corporation. He is a son of Joseph L. Ranzini.

                Paul Lange Ranzini's address is International House, 1414 59th Street, Chicago, Illinois 60637. He is a Lecturer in Music and a Doctoral Candidate in Music History and Theory at the University of
         Chicago and is a director of the Corporation.   He is a son of Joseph
         L. Ranzini.

                Angela C. Ranzini's address is 21 Williamsburg Court, Skillman, New Jersey 08558. Dr. Ranzini is a physician and a faculty member of the University of Medicine and Dentistry of New Jersey, New Brunswick, New Jersey. She is the daughter of Joseph L. Ranzini.

                Catherine Ranzini Clare's address is 25 Charleston Drive, Skillman, New Jersey 08558. She does not presently hold an active business position. She is the daughter of Joseph L. Ranzini.

                The business address of each of the Trusts is at 209 East Portage Avenue, Sault Ste. Marie, Michigan 49873. Each Trust was formed for the benefit of members of the Ranzini family and engages in no active business other than investment of Trust assets.

                (d) During the last five years, none of Joseph L. Ranzini, Stephen Lange Ranzini and Mildred Lange Ranzini, Joseph Lange Ranzini, Paul Lange Ranzini, Angela C. Ranzini and Catherine Ranzini Clare nor any of the Trusts, has been convicted in a criminal proceeding (excluding, if any, traffic violations or similar misdemeanors).

                (e) During the last five years, none of Joseph L. Ranzini, Stephen Lange Ranzini, Mildred Lange Ranzini, Joseph Lange Ranzini, Paul Lange Ranzini, Angela C. Ranzini and Catherine Ranzini Clare, nor any of the Trusts, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f) Each of Joseph L. Ranzini, Mildred Lange Ranzini, Stephen Lange Ranzini, Joseph Lange Ranzini, Paul Lange Ranzini, Angela C. Ranzini and Catherine Ranzini Clare, is a United States citizen.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                The shares of Common Stock beneficially owned by Stephen Lange Ranzini include: (a) 12,529 shares allocated to him under the Corporation's Employee Stock Ownership Plan (the "ESOP"); (b) 1,600 shares which Mr. Ranzini purchased in August 1994 for $6,416 (for which he used personal funds to complete such purchase); and (c) 22,750 shares which he acquired a part of a larger transaction in March 1992 with an individual, pursuant to which Mr. Ranzini sold his 1/2 individual interest in a parcel of real property located in Florida for $90,278.02 and the transfer of such shares to him.

                The shares of Common Stock beneficially owned by Mildred Lange Ranzini include: (a) 10,000 shares issuable upon exercise of an option granted to her, as a director of the Corporation, by the Corporation at an exercise price of $3.125 per share (the consideration for such option being services rendered as a director of the Corporation); and (b) 20,000 shares purchased by Mrs.
         Ranzini in 1994 for $100,000, using cash from her personal funds.

                The shares beneficially owned by the Trusts consist of shares contributed to the Trusts by Joseph L. Ranzini as the grantor thereof.

                The shares reported as beneficially owned by each of Joseph L. Ranzini, Stephen Lange Ranzini and Mildred Lange Ranzini also include 23,000 shares acquired by Michigan Bidco, Inc. ("BIDCO"), as partial consideration for the acquisition by the Bank of all of the capital stock of a corporation of which BIDCO was a minority shareholder. The Corporation and the Bank are holders of equity securities of BIDCO and such individuals and the First Trust and the Second Trust are officers, directors and/or shareholders of BIDCO.

                The balance of the shares reported as beneficially owned by Joseph L. Ranzini and by the Trusts were originally acquired by Mr. Ranzini pursuant to a merger effective as of the end of the day on December 31, 1989 (the "Merger") of a wholly-owned subsidiary of the Corporation (the Corporation at that time was named "Fortune 44 Company") into Newberry Holdings Inc. ("Holdings"), a Michigan corporation (Holdings at that time was named "Newberry Bancorp, Inc."), pursuant to the terms of a certain Agreement, dated as of October 11, 1989, as amended, among the Corporation, Holdings and such subsidiary. Pursuant to the Merger, Joseph L. Ranzini, as the sole stockholder of Holdings, was issued, in respect of his 10,000 shares of common stock, without par value, of Holdings, 5,035,000 shares of Class A Common Stock, par value $.001 per share ("Class A Common Stock"), of the Corporation and 500,000 shares of Series A Convertible Participating Preferred Stock, par value $.001 per share ("Preferred Stock"), of the Corporation.

                The certificate of incorporation of the Corporation was amended on March 23, 1990 to increase the authorized shares of Class A Common Stock. By virtue of such amendment and pursuant to the provisions of the certificate of incorporation applicable to the Preferred Stock, all 500,000 outstanding shares of Preferred Stock held by Joseph L. Ranzini were automatically converted to 4,000,000 shares of Class A Common Stock, increasing to 9,035,000 the total number of shares of Class A Common Stock beneficially owned by Joseph L. Ranzini as of March 23, 1990.

                As of December 27, 1990, the Corporation (i) effected a one-for-five reverse stock split pursuant to which every five shares of Class A Common Stock held by each stockholder were converted into and became one share of Common Stock, (ii) changed the name of the authorized shares of Class A Common Stock (after giving effect to the aforementioned reverse stock split) to Common Stock, and (iii) changed the par value of such Common Stock from

         $.001 per share to $.005 per share (collectively, all of such events being hereinafter referred to sometimes as the "1990 Reverse Stock Split"). As a result of the 1990 Reverse Stock Split, Joseph L. Ranzini's 9,035,000 shares of Class A Common Stock were converted to 1,807,000 shares of Common Stock as of December 27, 1990.

                As of May 15, 1992, the Corporation effected a one-for-two reverse stock split, which had the effect of converting such 1,807,000 shares of Common Stock into 903,500 shares of Common Stock.

                As of December 31, 1990 (after giving effect to each of the aforementioned reverse stock splits), Joseph L. Ranzini transferred (by gift) 58,250 shares of Common Stock to the First Trust and 320,000 shares of Common Stock to the Second Trust. As of January 7, 1991, Joseph L. Ranzini transferred (by gift) an additional 53,000 shares of Common Stock to the First Trust.

                In December, 1996, Joseph L. Ranzini made gifts of 4,400 shares of Common Stock which were transferred to each of the 13 Further Trusts (for an aggregate of 57,200 shares so transferred).

                In January, 1997, Joseph L. Ranzini made gifts of an additional 4,400 shares of Common Stock which were transferred to each of the 13 Further Trusts (for an aggregate of 57,200 shares so transferred).

         ITEM 4.  PURPOSE OF TRANSACTION.

                As described under Item 3 above, as a result of the Merger and the transactions contemplated thereby, Joseph L. Ranzini acquired a total of 903,500 shares of Common Stock (adjusted to give effect to the aforementioned reverse stock splits), representing a majority of the outstanding shares of Common Stock as of December 31, 1990. Such transactions resulted in a change of effective control of the Corporation to Joseph L. Ranzini.

                Joseph L. Ranzini has made certain gifts of shares of Common Stock (see Items 2 and 3 hereof) which have been transferred to the Trusts for the benefit of various of his children and grandchildren.

                By virtue of their holdings of shares of Common Stock, Joseph
         L. Ranzini and the Trustees of the Trusts (in their capacities as such) have the voting power to elect all directors of the Corporation and to approve amendments to its certificate of incorporation, as well as other transactions requiring stockholder approval under applicable Delaware law.





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

                Joseph L. Ranzini may choose to make gifts of shares of Common Stock to various of the Trusts or to new Trusts, or otherwise to members of his family, from time to time.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                (a)-(b) The aggregate number of shares of Common Stock deemed to be beneficially owned by Joseph L. Ranzini for the purposes of this Statement is 618,473 representing 50.0% of the outstanding shares of Common Stock of the Corporation as of March 4, 1997. Of such shares, he has sole voting and dispositive power as to the 275,473 shares registered in his name and shared voting and dispositive power, together with the other Second Trust Trustees, as to 320,000 shares, and could be deemed to share voting and dispositive power as to the 23,000 shares owned by BIDCO (see Item 3 above). Such shares do not include (i) shares of Common Stock held by the First Trust with respect to which his children are the primary beneficiaries, or (ii) shares held by the Further Trusts, and (iii) shares held directly by Mildred Lange Ranzini, and as to all of which Joseph L. Ranzini disclaims beneficial ownership. Joseph Lange Ranzini also disclaims beneficial ownership of shares held by BIDCO.

                The aggregate number of shares of Common Stock deemed to be beneficially owned by Stephen Lange Ranzini for the purposes of this Statement is 308,151. Of such shares, he has sole voting and dispositive power as to 25,350 shares held by him directly and he shares voting and dispositive power, together with the other Trustees, as to 247,272 shares. He also may be deemed to share voting power as to 12,529 shares allocated to him under the ESOP, and could be deemed to share voting and dispositive power as to the 23,000 shares owned by BIDCO (see Item 3 above). Such shares represent in the aggregate 24.9% of the outstanding shares of Common Stock as of March 4, 1997. Stephen Lange Ranzini disclaims beneficial ownership of shares held by BIDCO. The foregoing does not include the 320,000 shares of Common Stock held in the Second Trust with respect to which he is the primary beneficiary (but not a trustee).

                The aggregate number of shares of Common Stock deemed to be beneficially owned by Mildred Lange Ranzini for the purposes of this Statement is 482,872. She has sole voting and dispositive power as to 20,000 of such shares held directly by her and could be deemed to have sole voting and dispositive power as to 10,000 shares issuable upon the exercise of an option granted to her at an exercise price of $3.125 per share. Of such 482,872 shares, she shares voting and dispositive power, together with the other First Trust Trustees, as to 132,872 shares, and, together with the other Second Trust Trustees, as to 320,000 shares. All such shares represent 38.7% of the outstanding shares of Common Stock of the Corporation as of March 4, 1997. The foregoing does not include shares of Common Stock owned by her husband, Joseph L. Ranzini, or shares owned by BIDCO, as to which Mildred Lange Ranzini disclaims beneficial ownership.

                Paul Lange Ranzini, as a Trustee of various Further Trusts, may be deemed to beneficially own and to have shared voting and dispositive power over, an aggregate of 114,400 shares of Common Stock, which shares represent 9.2% of the outstanding shares of Common Stock of the Corporation as of March 4, 1997.

                Joseph Lange Ranzini, as a Trustee of various Further Trusts, may be deemed to beneficially own and to have shared voting and dispositive power over, an aggregate of 61,600 shares of Common Stock, which shares represent 4.98% of the outstanding shares of Common Stock of the Corporation as of March 4, 1997.

                Angela C. Ranzini, M.D., as a Trustee of various Further Trusts, may be deemed to beneficially own and to have shared voting and dispositive power over, an aggregate of 26,400 shares of Common Stock, which shares represent 2.1% of the outstanding shares of Common Stock of the Corporation as of March 4, 1997.

                Catherine Ranzini Clare, as a Trustee of various Further Trusts, may be deemed to beneficially own and to have shared voting and dispositive power over, an aggregate of 26,400 shares of Common Stock, which shares represent 2.1% of the outstanding shares of Common Stock of the Corporation as of March 4, 1997.

                None of the holdings of shares of Common Stock referred to above includes an option to purchase 10,000 shares of Common Stock at an exercise price of $3.125 per share granted to Paul B. Clare at the time he was a director of the Company. Mr. Clare is deceased and the option is currently held by his estate. Prior to his death, Mr. Clare was a First Trust Trustee and a Second Trust Trustee.

                (c) Since November 1, 1996, the following transactions involving shares of Common Stock have occurred:

                In December, 1996, Joseph L. Ranzini made gifts of 4,400 shares of Common Stock which were transferred to each of the 13 Further Trusts (for an aggregate of 57,200 shares so transferred).

                In January, 1997, Joseph L. Ranzini made gifts of an additional 4,400 shares of Common Stock which were transferred to each of the 13 Further Trusts (for an aggregate of 57,200 shares so transferred).

                (d) Stephen Lange Ranzini is the sole primary beneficiary under the Second Trust and is entitled to all net income derived by such Trust from the 320,000 shares of Common Stock held by such Trust. He is also the sole primary beneficiary of one of the Further Trusts and as such entitled to all net income derived by such Trust from the 8,800 shares of Common Stock held by such Trust. He is also a primary beneficiary (with a one-fifth interest) of the First Trust and accordingly is entitled to 20% of all net income derived by such Trust from the 132,872 shares of Common Stock held by it.

                Each of Angela C. Ranzini, Catherine Ranzini Clare, Joseph Lange Ranzini and Paul Lange Ranzini (i) is the primary beneficiary of one of the Further Trusts and accordingly entitled to all net income derived by such Trust from the 8,800 shares of Common Stock held by such Trust, and (ii) is also a primary beneficiary (each with a one-fifth interest) of the First Trust and accordingly each is entitled to 20% of all net income derived by such Trust from the 111,250 shares of Common Stock held by such Trust.

                Each of Emily Hu, Rebecca Hu, Jonathan Hu, Holly Clare, Meghan Clare, Michael Clare, David Ranzini and Gregory Ranzini, grandchildren of Joseph L. and Mildred Lange Ranzini, is the primary beneficiary of one of the Further Trusts and accordingly entitled to all net income derived from the 8,800 shares held by such respective Trust.

                (e)  Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

              Not applicable.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  1. Joint filing agreement of the signatories to this Statement.





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

SIGNATURE.

                After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct. This amendment may be executed in any number of counterparts, each of which shall constitute one and the same amendment.

         Dated:  March 5, 1997



                                      /s/ Joseph L. Ranzini
                                      ----------------------------------------
                                      Joseph L. Ranzini, individually and as
                                      trustee


                                      /s/ Mildred Lange Ranzini
                                      ----------------------------------------
                                      Mildred Lange Ranzini, individually and
                                      as trustee


                                       /s/ Stephen Lange Ranzini
                                      ----------------------------------------
                                      Stephen Lange Ranzini, individually and
                                      as trustee


                                       /s/ Joseph Lange Ranzini
                                      ----------------------------------------
                                      Joseph Lange Ranzini, individually and
                                      as trustee


                                      /s/ Paul Lange Ranzini
                                      -----------------------------------------
                                      Paul Lange Ranzini, individually and
                                      as trustee


                                      /s/ Angela C. Ranzini
                                      -----------------------------------------
                                      Angela C. Ranzini, individually and
                                      as trustee


                                      /s/ Catherine Ranzini Clare
                                      -----------------------------------------
                                      Catherine Ranzini Clare, individually and
                                      as trustee

                                Exhibit Index


Exhibit No.  Exhibit Description

 1. Joint filing agreement of the signatories to this Statement.





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